Exhibit 99.1

Barnea Financial Consulting Ltd.

Filed with the Central District Court – Lod

Liquidation Case 18975-05-16

The honorable Justice Ilan S. Shilo, Vice-President

Expert Opinion

Valuation of the share capital and minority rights in

Alon Blue Square Israel Ltd.

prior to a proposed debt arrangement

Prof. Amir Barnea

July 14, 2016

Aviv Tower, 49th Floor
7 Jabotinsky St., Ramat Gan 5252007
Tel. 03-6114061, fax. 03-6114062
office@barnea.net

Barnea Financial Consulting Ltd.	Valuation of Share Capital before Debt Arrangement	Blue Square

A.	Introduction

1.	On June 27, 2016, I was appointed by the honorable Justice Ilan Shilo, Vice-President of the Central District Court, to examine the value of the equity of Alon Blue Square Israel Ltd. (hereinafter: ‘Blue Square’ or ‘the company’) immediately prior to the arrangement proposed to the creditors and the shareholders of the company, and separately to examine the value of the consideration paid within the framework of the arrangement to the controlling shareholders, Alon Oil Company of Israel Ltd. and Alon Retail Ltd. (hereinafter, jointly: ‘the controlling shareholders’).

2.	The arrangement is being proposed to the creditors and shareholders of the company by the buyer, C.A.A. Extra Holdings Ltd. (hereinafter: ‘the buyer’) through the controlling shareholder of that company, Mr. Moti Ben-Moshe, as stated in Liquidation Case 18975-05-16.

3.	The opinion and the analysis included herein is economic and does not relate to legal issues such as the rights of shareholders in an insolvency or an examination of the manner in which resolutions are adopted in the company with regard to the injection of resources into the subsidiary, Meg Retail Ltd. (hereinafter: ‘Mega’).

4.	For the purpose of preparing the opinion, I received from the parties in the aforesaid case summary arguments and evidence. Annex B gives details of the evidence and other sources upon which I relied. Moreover, I met with the CFO of the company. The opinion is based inter alia on information that was given to me by the company. Any material change in the information that was given to me may lead to different conclusions. We should point out that I did not carry out an examination and/or authentication of this information, and that I was told that, as of the date of the opinion, there is no other material information in the company’s possession that is relevant to the subject-matter of the opinion.

5.	I declare that I have no personal interest in the results of the legal proceedings, the business of the company and companies affiliated to it or their controlling shareholders. For the sake of fair disclosure, I should note that I took part in the offer that was submitted by Azorim Investments in Development and Construction Company Ltd. with another partner, for the purchase of shares of the subsidiary Blue Square Real Estate Ltd., which did not materialize, and I also know Accountant Shlomi Kelsi who filed an expert opinion on behalf of the Series A bonds of the controlling shareholders. Accountant Kelsi holds office as a director on behalf of the American trustee of an Israeli public company that entered into an agreement in March 2016 with a consulting firm owned by me, in order to file an opinion with the court on a matter that is unrelated to the proceedings in the present case.

6.	The opinion was only written for the purposes stated in section 1 above and is current as of the date of signing. It should not be regarded as a recommendation for transactions in securities that were issued by the company or by companies affiliated with it or its controlling shareholders.

Barnea Financial Consulting Ltd.	Valuation of Share Capital before Debt Arrangement	Blue Square

7.	I am giving this opinion as a court-appointed expert. I know that for the purposes of the provisions of the criminal law with regard to testimony under oath in court, this opinion when signed by me is equivalent to testimony under oath in the court.

B.	Background

8.	For the sake of brevity, I am not repeating here all of the details of the factual background to the analysis that I have been asked to make. The summaries of the parties include full details of the sequence of events, which are also summarized in the financial statements of the company for the first quarter of 2016 that were published on May 31, 2016, which also include the details of the arrangement proposed by the buyer. A revised wording of the debt arrangement and additional details were published in immediate reports of the company on July 12, 2016, and July 13, 2016, and they included updated annexes relating to the arrangement.

9.	As stated above, I have been asked to calculate the value of the company, which is a holding company, immediately prior to the implementation of the proposed arrangement. The value of a holding company is based on a valuation of the assets (mainly marketable shares in subsidiaries) less the liabilities, some of which are based on estimates. I should point out that there is a dispute between the parties with regard to the classification of a bridge loan from the controlling shareholders in a sum of NIS 110 million (hereinafter: ‘the bridge loan’) and a subordinated shareholders’ loan in a sum of NIS 60 million (hereinafter: ‘the subordinated loan’). The calculation of value immediately prior to the arrangement is needed in order to calculate the residual value for the shareholders of the company. The calculation of the value takes into account the fact that the state of the company’s liquidity in the absence of an arrangement is expected to require in the near future the disposal of assets at values lower than their economic value.

10.	Separately I have been asked by the court to examine the distribution of the consideration in the arrangement between the controlling shareholders and the minority shareholders. An answer to this questions requires a decision on the subject of the minority’s share of the equity after a dilution that derives from an investment of the controlling shareholders in the debt arrangement of Mega, without a corresponding contribution from the minority shareholders.

11.	In the current state, there is a dispute between Bank Hapoalim Ltd. and class plaintiffs (hereinafter: ‘party A’), on the one hand, and the buyer and trustees of the bond series (hereinafter: ‘party B’), on the other, with regard to the existence of a residual value. Party A claims in the summary arguments that I received that the company has a residual value that gives value to the minority shares and creates a potential preference to a disposition of the company's assets over the proposed arrangement. Party B claims that the company has no residual value and it is insolvent, which negates any value of the minority shares that did not contribute according to their shares of the equity in financing the company’s contribution to Mega’s debt arrangement.

Barnea Financial Consulting Ltd.	Valuation of Share Capital before Debt Arrangement	Blue Square

12.	It is unnecessary to emphasize the connection between the two analyses that I have been required to carry out. Assuming that there is a residual value immediately prior to the arrangement and the alternative of disposing of assets is realistic, there is no justification for negating the value of the shares. I should add that, to the best of my understanding, the arrangement compensates the financial creditors with a premium by determining a high rate of interest (6% index-linked) for the company’s debt to them for a lengthy period of time (subject to the company’s right to make early repayment). I should mention that the arrangement repays a significant part of the controlling shareholders’ injection into Mega (NIS 115 million out of an injection of NIS 170 million). The question is whether, in view of this, the amount that was allocated to the minority shareholders of approximately NIS 2 million within the framework of the arrangement is fair.

C.	Methodology for calculating the value of the company’s equity immediately prior to the arrangement

13.	The company is a holding company whose main assets (not including current assets) are:

Approximately 54% of the shares of Blue Square Real Estate Ltd. (hereinafter: ‘Blue Square Real Estate’);

63.1% of the shares of Dor Alon Ltd. (hereinafter: ‘Dor Alon’);

Approximately 77.5% of the shares of Naaman Group (N.V.) Ltd. (hereinafter: ‘Naaman’).

14.	The methodology of valuing a holding company is based on a (solo) economic valuation of the company’s assets less its liabilities, and in addition addressing the possibility that the state of the company’s liquidity will necessitate the sale of assets at a discount in relation to the economic value. In order to give expression to this situation, the value was calculated in accordance with the average economic value and market value and a value range is presented instead of a single value. The average that was calculated gives a quantitative expression to the situation in which a liquidity need will require the disposition of assets in the market.

15.	I should point out that the calculation assumes that effective negotiations were conducted between the controlling shareholders and the buyer, which exhausted the ability of the sellers to prevent as high a comprehensive value as possible. From the viewpoint of the comprehensive value, there is no conflict of interests between the controlling shareholders and the minority shareholders. I was not asked to compare the proposed arrangement and the alternative of an orderly disposal of the company’s assets. I was asked to examine whether there is a residual value in a situation without an arrangement, and in relation to the arrangement to examine the fairness of the distribution of the consideration between the controlling shareholders and the minority shareholders. Parts C-D of the opinion address the value of the company’s equity immediately prior to the proposed arrangement. Part E relates to the minority rights. The following are details of the methodology for valuing the assets and liabilities immediately prior to the arrangement.

Barnea Financial Consulting Ltd.	Valuation of Share Capital before Debt Arrangement	Blue Square

The shares of Blue Square Real Estate

16.	The starting point for valuing the shares is the balance sheet value of the equity, which represents, according to the IFRS rules, a current appraisal value of the real estate assets that is built, inter alia, on the discounted cash flows (DCF) and actual transactions in similar projects as customary in appraisal methodology. The adjustments to the balance sheet value are as follows:

a.	Deferred taxes – it is customary to treat this liability with a discount in accordance with a calculation of current value for the deferred payment.

b.	The value of an existing business platform and the value of the savings in purchase taxes that derives from a purchase of shares that makes it possible to avoid the payment of purchase taxes and purchase commissions, as opposed to an alternative of a direct purchase of the real estate assets.

c.	Control value.

d.	A discount for the cost of the overhead component that is used for the operation of the existing assets.

Note:	Alternative uses for the company’s assets (such as converting the lease of assets for supermarkets into residential construction) were not taken into account, insofar as these were not included in the appraisal. Moreover, profits that have accrued and not been reported in projects under construction were not taken into account.

17.	The reasonableness of the value obtained is examined in relation to the market value of the company’s shares, business proposals that the company received from potential buyers, the value determined in similar transactions, the market value of competing real estate companies, etc. The adjustments to the value of Blue Square Real Estate are based on the following parameters and data:

a.	An additional 50% of the amount of the deferred tax in a sum of NIS 360 million.[1]

b.	An additional amount for platform (2% of the total assets), a saving of purchase tax (6% of the total assets), and a control premium (3% of the total assets).

c.	An amortization for overhead cost. 50% of the current value of overheads in a sum of approximately NIS 20 million per year, which are designated for operating the existing assets, was taken into account. The remainder of the overheads are designated for development and are not included in the overhead cost.

1 See the financial statements of Blue Square Real Estate – March 31, 2016.

Barnea Financial Consulting Ltd.	Valuation of Share Capital before Debt Arrangement	Blue Square

Table 1 – Calculation of the value of the company’s share in Blue Square Real Estate

(Millions of NIS)

Equity on March 31, 2016		1,582
Addition for deferred taxes		180
50% of the addition for platform and purchase taxes		120
Less control premium	90
Less overheads (discounted at 7%)	142
Total		1,650
The company’s share (53.9%)		889
Plus – control premium		90
Economic value		979
Market value on July 11, 2016		1,585
The company’s share of market value (53.9%)		854
Average value		917

18.	The value determined for the company’s shares in Blue Square Real Estate of NIS 1.7 billion (917 : 0.539) is similar to the amount that was offered, before negotiations, in return for these assets by Azorim and others in a sum of NIS 1,650 million (see the company’s immediate report of February 16, 2016). The amount of the premium above the equity (7.5%) is relatively low for the accepted premium in the income-generating real estate sector. In my opinion, the market value is effected by the company’s position which is reflected in the value of the shares of the subsidiary as a result of a possibility of a disposition in the market.

The shares of Dor Alon

19.	The starting point for the valuation is the balance sheet equity and the market value of the company’s shares. The following adjustments were made:

a.	Control value (3% of the total assets).

b.	Comparing the value obtained with the value reported as a part of the proceedings for the sale of shares of Sonol Israel Ltd. by Azrieli Group Ltd.

The shares of Dor Alon were defined by the company as designated for disposal. As we have been told, the company entered into an agreement with an investment bank in order to dispose the shares.

Naaman

20.	Naaman’s results for 2015 were affected by the collapse of Mega, which was a major customer. The company expects that the results of the company’s streamlining and redeployment as a result of Mega’s collapse will be seen in the results of the first half of 2017. The marketability of the company’s shares is low. In view of the high percentage of the company’s holdings and the relatively low value of the company, in the valuation of the company’s shares in Naaman, an average market value and equity were taken into account, without any addition for control.

Barnea Financial Consulting Ltd.	Valuation of Share Capital before Debt Arrangement	Blue Square

D.	Calculation of the value of the company’s equity before the arrangement

Table 2 – Calculation of the value of the company’s assets

(Millions of NIS)

Assets	Average		Market value on July 11, 2016		Economic value
Cash in account	41		41		41
Blue Square Real Estate (53.9%)	917		854	(1)	980	(2)
Dor Alon (63.1%)	386		388	(3)	384	(4)
Naaman (77.5%)	36		29	(5)	43	(6)
Alon Cellular	8	(7)	8		8
Total assets	1,388		1,320		1,455

Notes:

(1)	53.9% × the market value as of July 11, 2016 – NIS 1,584.6 million.

(2)	See section 16 above.

(3)	63.1% × the market value as of July 11, 2016 – NIS 614.8 million.

(4)	The economic value is based on the equity of 100% of the company as of March 31, 2016 – NIS 567 million, less (–) NIS 70 million, which constitutes a control premium in an amount of 3%. NIS 70 million was added as a control premium to the company’s shares (63.1% × NIS 497 million).

(5)	77.5% × the market value as of July 11, 2016 – NIS 37.1 million. The shares have low marketability and the company is traded at approximately 37% of its equity. 59.46% of the share capital of Naaman is charged in favor of Bank Hapoalim for debt B (see below).

(6)	The economic value of Naaman is based on the equity of 100% of the company as of March 31, 2016 – NIS 55 million. In view of the high percentage of the company’s holding in Naaman together with its non-marketability, there is no reference to a control premium.

(7)	Based on the flow of the customers sold to Pelephone and the company’s assumption of a statistical churn rate.

Barnea Financial Consulting Ltd.	Valuation of Share Capital before Debt Arrangement	Blue Square

Table 3 – Details of the company’s liabilities

(Millions of NIS)

Liabilities
Poalim – company	142
Poalim – Bee	24	(1)
Discount	50
Total banks – direct debt	216	(2)
Poalim	82
Mizrahi	148
Leumi	36
Total banks – guarantees	266	(2)
Poalim – Eden	29	(3)
C bonds	383	(4)
FIBI	40	(5)
Total financial debt	934
Shopping vouchers	58	(6)
Debt to Blue Square Real Estate	51	(7)
Headquarter and institution expenses	82
Exposure for Mega	42
Other exposure	37
Subordinated shareholders’ loans	40	(8)
Total liabilities	1,244

Notes:

(1)	Debt of Bee Group. Bee Group is in a process of merging with the company. 59.46% of the share capital of Naaman is charged in favor of this debt.

(2)	In the course of the discussions with regard to the arrangement, the banks agreed to a deferral of the payment of the interest. Insofar as the arrangement will not be implemented, the special manager will need to settle the payment of the interest with the banks corporations. This rule also applies with regard to default interest after disposal of assets.

(3)	Guarantee for the debt of Eden, an indirect subsidiary. The company’s assumption is that a disposal of Eden’s shares will not service the debt.

(4)	Nominal value of NIS 360 million. An annual repayment of 8.3% in the years 2011-2022. Semiannual payment of 2.5% annual interest.

(5)	The debt is for a joint account of the company and Mega, which was managed by the company for the company’s purposes.

Barnea Financial Consulting Ltd.	Valuation of Share Capital before Debt Arrangement	Blue Square

(6)	The balance of the debt is current as of July 6, 2016.

(7)	An on-call loan that was given to the company by Blue Square Real Estate with a charge on approximately 7.96% of the company’s shares Blue Square Real Estate. Quarterly interest, which currently stands, as a result of the exercise of covenants, at 9%. Insofar as the arrangement is not implemented, the special manager will need to arrange the amount of the liability.

(8)	A NIS 60 million subordinated shareholders’ loan with a capitalization of 6% interest for seven years.

Table 4 – Calculation of the value of the company’s equity before the arrangement

(Millions of NIS)

Description	Average	Market value	Economic value
Assets (see table 2)	1,388	1,320	1,455
Liabilities (see table 2)	1,244	1,244	1,244
Value of the company’s equity	143	76	211
Value of the company’s equity as a percentage	12%	6%	17%

E.	Determination of the minority share

21.	In the current situation, the controlling shareholders hold approximately 73% of the company’s shares. The public holds the remaining 27%. I received a representation from the company, whose position as presented in the court is that without an arrangement, there is no need to issue shares to the financial institutions (10%) or Mega’s suppliers; in other words, the dilution only relates to the relationship between the minority shareholders and the controlling shareholders. This position is not accepted by the trustees for the bonds. I am unable to value these liabilities in view of the legal dispute, and they were not taken into account in the valuation.

22.	The division of the ownership between the controlling shareholders and the minority shareholders is derived from the controlling shareholders’ investment in the company for the purpose of the company’s contribution to Mega’s arrangement without any participation of the minority shareholders. As stated in the introduction, the opinion assumes that the company’s investment in Mega (NIS 170 million) was derived from the company’s needs and complied with all of the corporate governance requirements. An amount of NIS 60 million was invested by the controlling shareholders as a subordinated loan to the company’s debts, and the treatment of it is as debt that is paid prior to the distribution of the residue. In other words, this amount does not have the characteristics of equity. An amount of NIS 110 million is classified in the company’s financial statements as a bridge loan prior to an issue of rights to the shareholders. This sum has the characteristics of equity and its payment by the controlling shareholders without the participation of the minority shareholders creates a dilutive event which is calculated below.

Barnea Financial Consulting Ltd.	Valuation of Share Capital before Debt Arrangement	Blue Square

23.	The following is the dilution calculation:

Table 5 – Calculation of dilution of the minority

(Millions of NIS)

Value of the company after an injection of NIS 110 million – NIS 143 million

Share of the controlling shareholders after dilution obtained from the formula:

The minority share:	1 – 0.937 = 6.3%

The minority share of NIS 1 million:	143 × 6.3% = 9.1

24.	I was asked to address the distribution of the consideration between the controlling shareholders and the minority shareholders. In my opinion, the classification of the controlling shareholders in a sum of NIS 110 as an investment in equity rules out the negation of the minority rights in the arrangement, in view of the existence of a positive residual value of the company’s equity as stated above. I was not asked to state what the source would be for financing the minority rights if and when the court will determine the precise amount.

F.	Summary

25.	In summary, the following are my answers to the court’s questions.

My answer to the first question is that the company has a positive residual value immediately prior to the arrangement, whose realization depends on a solution to its cash flow needs, the cost of which was taken into account. The range was determined at between NIS 76 million (according to market value) and NIS 211 million (according to economic value). On average, the residual value is NIS 143 million.

My answer to the second question is that the minority shareholders have equity rights with an average residual value of NIS 9.1 million. This amount falls in an approximate range of between NIS 6-12 million.

( - )	July 14, 2016
Signature	Date

Barnea Financial Consulting Ltd.	Valuation of Share Capital before Debt Arrangement	Blue Square

Annex A – Prof. Amir Barnea – Education and Professional Experience

Education:

Doctorate in finance and business economics, Cornell University, New York, USA. 1972.

Masters’ degree in economics and business administration, the Hebrew University of Jerusalem, 1967.

Bachelors’ degree in economics and statistics, the Hebrew University of Jerusalem, 1964.

Teaching positions:

1995-present	Professor of Finance (Emeritus), Arison School of Business, Interdisciplinary Center, Herzliya;

1995-present	Professor (Emeritus), Administration Faculty, Tel-Aviv University;

1995-2002	Dean, Arison School of Business, Interdisciplinary Center, Herzliya;

1989-1993	Professor of Finance, Rice University, Houston, Texas;

1979-1989	Visiting Professor (intermittently), University of Wisconsin–Madison;

1975	Visiting Professor, Cornell University;

1973	Visiting Professor, New York University.

Public positions:

Held office in the past as a member of the Nissim Commission for examining the pension terms of judicial officeholders. Held office in the past on several public commissions, including as chairman of the Commission for Examining the Reporting Model in Prospectuses of Public Companies, chairman of the Commission for Reporting Rules in Local Authorities, chairman of the Safety Cushion for Pension Funds Commission, chairman of the Commission for Examining Barriers in the Planning System, member of the Advisory Committee on Banking Matters at the Bank of Israel, member of the Professional Committee of the Accounting Standards Institute, member of the Commission for the Reform of the Direct Taxation System. Member of the Commission for the Development and Promotion of Competition in the Capital Market, member of the Brodt Commission for Structural Changes in the Capital Market. Director of the Tel-Aviv Stock Exchange and member of the panel of the Antitrust Tribunal.

Professional activity:

Since the beginning of 1994, I have served as CEO of the Singer Barnea & Co. Ltd. investment house, whose activity was transferred in April 2007 to Barnea Financial Consulting Ltd. The firm deals with valuations, financial and banking advice, tender offers and matters relating to financial reporting in public companies. Within the framework of my work, I have written a large number of opinions and valuations of public companies, and I have acted as a consultant to companies in debt arrangements, such as the debt arrangement of Africa-Israel Ltd. and Delek Real Estate Ltd.

Barnea Financial Consulting Ltd.	Valuation of Share Capital before Debt Arrangement	Blue Square

Memberships of board of directors

Held office in the past as an outside director in Amot Investments, Bank Hapoalim and Migdal.

Barnea Financial Consulting Ltd.	Valuation of Share Capital before Debt Arrangement	Blue Square

Annex B – List of sources

□	Liquidation Case 18975-05-16 Alon Blue Square Israel Ltd. v. C.A.A. Extra Holdings Ltd. et al.

▪	Decision of the court, June 27, 2016.

▪	C.A.A. Extra Holdings Ltd. – Claims to the Expert of June 29, 2016, with their annexes:

Responses and notices dated June 2, 2016 (Motion 6), June 13, 2016 (Motion 5), June 19, 2016 (Motions 10 and 11), June 21, 2016 (Motion 17), June 29, 2016 (Motion 23), with their annexes.

▪	Kleinerman and Tzemach – objectors – Claims to the Expert of June 29, 2016, with their annexes. In addition:

Response of Bank Hapoalim, Motion to Convene a Shareholders’ Meeting, and Motion regarding the Manner of Voting at the Shareholders’ Meeting, June 5, 2016 (Motion 5), with their annexes.

▪	Trustee of the series C bonds of Alon Blue Square Ltd. – Claims to the Expert of June 29, 2016.

▪	Bank Hapoalim Ltd. – Claims to the Expert of June 29, 2016, with their annexes. In addition:

Response, Motion for Convening a Shareholders’ Meeting and Motion regarding the Manner of Voting at the Shareholders’ Meeting, June 5, 2016 (Motion 5), Response of June 13, 2016 (Motion 5), Response and Notice of June 20, 2016 (Motion 5), with their annexes.

▪	Trustee of the series A bonds of Alon Oil Company of Israel Ltd. – Claims to the Expert of June 29, 2016, with their annexes:

Economic opinion, Accountant Shlomi Kelsi, economic adviser to the bondholder.

□	Arrangement of Alon Blue Square Israel Ltd.

▪	Amendment Motion pursuant to Section 350, May 25, 2016, with its annexes.

▪	Further details with regard to a Meeting of the series C bondholders which was Convened for the Purpose of Approving a Creditors’ Arrangement pursuant to Section 350 of the Companies Law, 5759-1999, June 10, 2016.

▪	Motion pursuant to Section 350, May 8, 2016, with its annexes.

▪	Amended Offer for the Purchase of Control of Alon Blue Square Israel Ltd., February 15, 2016.

Barnea Financial Consulting Ltd.	Valuation of Share Capital before Debt Arrangement	Blue Square

□	Motions, positions and responses of the receiver, the Israel Securities Authority, the Stock Exchange and the parties in the case as sent for my inspection by the company.

□	Financial statements and immediate reports of the company and the subsidiaries as of relevant dates.